Exhibit 2.1
MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND BETWEEN

HEALTHONE, DOING BUSINESS AS
THE COLORADO HEALTH FOUNDATION

AND

HEALTHONE OF DENVER, INC.
Dated as of August 2, 2011

LIST OF SCHEDULES

Schedule 3.6	Seller’s Knowledge Individuals
Schedule 4.4	Buyer’s Knowledge Individuals
Schedule 5.1	Graduate Medical Education Support
Schedule 6.4	2010 Annual Report to the Community
Schedule 6.5	Charity Care/Uninsured Discount Policies
Schedule 6.7	Medicare Participating Facilities
Schedule 6.8	Medicaid Participating Facilities
Schedule 6.17	Distribution Guidelines
EXHIBITS

Exhibit A	Seller’s Waiver and Release
Exhibit B	Buyer’s Waiver and Release
Exhibit C	Board of Trustees Bylaws
Exhibit D	Amendment to Academic Affiliation Agreement
Exhibit E	Amended and Restated Trademark License Agreements

MEMBERSHIP INTEREST PURCHASE AGREEMENT
     THIS MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of the 2nd day of August, 2011, by and between HEALTHONE, doing business as THE COLORADO HEALTH FOUNDATION, a Colorado nonprofit corporation (“Seller”), and HEALTHONE OF DENVER, INC., a Colorado corporation (“Buyer”). Seller and Buyer are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”
W I T N E S S E T H:
     WHEREAS, since October 31, 1995, each of the Parties (through its affiliates and/or predecessor-named entities) has participated as a co-owner with equal board representation of HCA-HealthONE LLC (f/k/a Columbia-HealthONE LLC) (the “LLC”);
     WHEREAS, the LLC is the Denver area’s largest hospital system, owning and operating as licensee seven (7) hospitals (collectively, the “Hospitals”), twelve (12) ambulatory surgery centers, AIRLIFE critical care ground and air transportation, and more than thirty (30) occupational medicine, rehabilitation, and outpatient clinics;
     WHEREAS, following many months of extensive strategic, mission, financial and operational analyses, Seller’s Board of Directors (“Seller’s Board”) has determined that Seller can materially enhance its statewide charitable mission: “To improve the health and healthcare of Colorado by increasing access to quality health care and encouraging healthy lifestyle choices,” through a partial redemption by the LLC and a sale to Buyer all of its membership interest in the LLC (i.e., 27,562.60 Class B Units) and all rights and interests attendant thereto, including, without limitation, all rights and interests held by Seller relating to or in connection with the LLC, including all rights, privileges and benefits under the Amended and Restated Operating Agreement of the LLC dated October 31, 1995 (as amended from time to time, the “Operating Agreement”) and all other agreements and documents related to the Operating Agreement, the LLC and/or its operations and assets (the “LLC Interest”), but expressly excluding such rights as are set forth in the AAA (hereinafter defined), which will continue in force and effect as more fully set forth herein, and such other rights as are set forth herein;
     WHEREAS, Seller’s Board has further determined that, while the proceeds it receives from the sale of the LLC Interest will enable it to enhance its charitable purposes, such sale would not sufficiently serve the public interest without the proposed covenants and governance commitments made by Buyer in this Agreement; and
     WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, the LLC Interest, for the consideration and upon the terms and conditions contained herein.
     NOW, THEREFORE, for and in consideration of the premises, and the agreements, covenants, representations and warranties hereinafter set forth, and other good and valuable consideration, the receipt and adequacy of which are forever acknowledged and confessed the Parties hereto agree as follows:

     I. REDEMPTION, PURCHASE AND SALE OF THE LLC INTEREST
     1.1 Partial Redemption of LLC Interest. Simultaneously with Closing, the LLC shall redeem 1,378 Class B Units of membership interest in the LLC (the “Redeemed Units”) from Seller for a redemption price (the “Redemption Price”) of Seventy-Two Million Five Hundred Thousand Dollars ($72,500,000). Buyer or one or more of its affiliates shall contribute an amount equal to the Redemption Price to the LLC immediately prior to Closing in order to allow the LLC to fund the Redemption Price. In connection with such redemption, the LLC shall tender the Redemption Price to Seller by wire transfer of immediately available funds to an account designated by Seller in writing and Seller shall transfer and assign to the LLC all right, title and interest of Seller in and to the Redeemed Units, free and clear of any restrictions on transfer, liens, encumbrances, security interests, hypothecations, liabilities, taxes, agreements, claims and demands.
     1.2 Sale and Purchase of the LLC Interest. Seller agrees to sell, convey, transfer, assign and deliver the LLC Interest to Buyer, and Buyer agrees to purchase and accept the LLC Interest from Seller, for the Purchase Price (as hereinafter defined). On the Closing Date Seller shall transfer and assign to Buyer all right, title and interest of Seller in and to the LLC Interest, free and clear of any restrictions on transfer, liens, encumbrances, security interests, hypothecations, liabilities, taxes, agreements, claims and demands.
     1.3 Purchase Price. In reliance upon the representations and warranties of Seller herein set forth and as consideration for the sale and purchase of the LLC Interest (other than the Redeemed Units) as herein contemplated, Buyer agrees to tender to Seller as the purchase price hereunder (the “Purchase Price”) the amount of One Billion Three Hundred Seventy-Seven Million Five Hundred Thousand Dollars ($1,377,500,000). The Purchase Price will be payable to Seller on the Closing Date by wire transfer of immediately available funds to an account designated by Seller in writing.
     1.4 LLC Distribution. On the Closing Date, the LLC shall make a distribution to Seller in an amount equal to Eleven Million Six-Hundred Sixty-Seven Thousand Dollars ($11,667,000), multiplied by a fraction, the numerator of which corresponds to the day of the month of the Closing Date (e.g., if the Closing Date is on the 6th day of a month, the numerator would be 6), and the denominator of which is the number of days in the month in which the Closing Date occurs. Additionally and in the event that the Closing Date occurs prior to the eleventh (11th) day of the month (or, in the event that the eleventh (11th) day of the month falls on a weekend or holiday, on the first business day after the eleventh (11th) day of the month), the LLC shall make a distribution to Seller in an amount equal to Eleven Million Six-Hundred Sixty-Seven Thousand Dollars ($11,667,000) in respect of the month immediately preceding the month in which the Closing Date occurs in lieu of any other distributions to which Seller might be entitled in respect of such month. By way of example, if the Closing Date occurs on September 6, 2011, at Closing Seller would be entitled to a distribution in the amount of $14,000,400 [(6÷30) x $11,667,000 + $11,667,000]. By way of further example, if the Closing Date occurs on September 20, 2011, and the LLC has not yet made its monthly distributions to its members in respect of the month of August 2011, at Closing Seller would be entitled to a distribution in an amount equal to $7,778,000 (20÷30 x $11,667,000), plus an amount equal to the distribution in respect of the month of August 2011 to which Seller is entitled pursuant to the Operating

Agreement and the distribution guidelines of the LLC in 2010 and 2011 through the date hereof. By way of further example, if the Closing Date occurs on September 20, 2011, and, prior to such date, the LLC has made its monthly distributions to its members in respect of the month of August 2011, at Closing Seller would be entitled to a distribution in the amount of $7,778,000 (20÷30 x $11,667,000).
II. CLOSING
     2.1 Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by and described in this Agreement (the “Closing”) shall occur on the fourth business day after the conditions specified in Section 7.2 and Section 8.2 have been satisfied (the “Closing Date”). The Closing shall be effective as of the Closing Date or such other time as the Parties may mutually designate in writing.
     2.2 Actions of Seller at Closing. At the Closing and unless otherwise waived in writing by Buyer, Seller shall deliver to Buyer the following:
          2.2.1 An Assignment of Membership Interest, fully executed by Seller, assigning and transferring to the LLC title to the Redeemed Units;
          2.2.2 An Assignment of Membership Interest, fully executed by Seller, assigning and transferring to Buyer title to the LLC Interest;
          2.2.3 The Waiver and Release in substantially the form of Exhibit A hereto, fully executed by Seller;
          2.2.4 The Amendment to the AAA in substantially the form of Exhibit D hereto, fully executed by Seller;
          2.2.5 Copies of resolutions duly adopted by Seller’s Board authorizing and approving Seller’s performance of the transactions set forth herein and the execution and delivery of this Agreement and all other documents and agreements described herein that are to be executed and delivered by Seller, certified as true and of full force as of Closing by an appropriate officer of Seller;
          2.2.6 Certificates of the President or a Vice President of Seller certifying that (a) each covenant and agreement of Seller to be performed prior to or as of Closing pursuant to this Agreement has been performed, and (b) as of Closing all of the representations and warranties by or on behalf of Seller contained in this Agreement are true and correct;
          2.2.7 Certificates of incumbency for the respective officers of Seller executing this Agreement or executing and delivering documents or making certifications at Closing dated as of Closing;
          2.2.8 Certificates of existence and good standing of Seller from the Colorado Secretary of State, each dated the most recent practical date prior to Closing;

          2.2.9 The written resignation of all members of the governing board of the LLC who were appointed by Seller;
          2.2.10 The Amended and Restated Trademark License Agreement in substantially the form of Exhibit E, fully executed by Seller;
          2.2.11 The Board of Trustees Bylaws in substantially the form of Exhibit C, fully executed by the Chair of the Board of Trustees; and
          2.2.12 Such other instruments and documents as Buyer reasonably deems necessary to effect the transactions contemplated hereby.
     2.3 Actions of Buyer at Closing. At the Closing and unless otherwise waived in writing by Seller, the LLC or the Buyer, as appropriate, shall deliver to Seller the following:
          2.3.1 An amount equal to the Redemption Price in immediately available funds;
          2.3.2 An amount equal to the Purchase Price in immediately available funds;
          2.3.3 The distribution amount described in Section 1.4 hereof in immediately available funds;
          2.3.4 The Waiver and Release in substantially the form of Exhibit B hereto, fully executed by Buyer.
          2.3.5 The Amendment to the AAA in substantially the form of Exhibit D hereto, fully executed by the LLC;
          2.3.6 Copies of resolutions duly adopted by the board of directors and of HCA Holdings, Inc., a Delaware corporation (“HCA”), and of the board of directors of Buyer authorizing and approving Buyer’s performance of the transactions set forth herein and the execution and delivery of this Agreement and all other documents and agreements described herein that are to be executed and delivered by Buyer, certified as true and of full force as of Closing by an appropriate officer of Buyer;
          2.3.7 Certificates of the President or a Vice President of Buyer certifying that (a) each covenant and agreement of Buyer to be performed prior to or as of Closing pursuant to this Agreement has been performed, and (b) as of Closing all of the representations and warranties by or on behalf of Buyer contained in this Agreement are true and correct;
          2.3.8 Certificates of incumbency for the respective officers of Buyer executing this Agreement or executing and delivering documents or making certifications at Closing dated as of Closing;
          2.3.9 Certificates of existence and good standing of Buyer from the Colorado Secretary of State, each dated the most recent practical date prior to Closing;

          2.3.10 The written resignation of all members of the governing board of the LLC who were appointed by affiliates of HCA;
          2.3.11 The Amended and Restated Trademark License Agreement in substantially the form of Exhibit E, fully executed by the LLC;
          2.3.12 Sixteen (16) individuals shall be appointed to the Board (as hereinafter defined) in accordance with the Bylaws (as hereinafter defined);
          2.3.13 The Board of Trustees Bylaws in substantially the form of Exhibit C, fully executed by the LLC; and
          2.3.14 Such other instruments and documents as Seller reasonably deems necessary to effect the transactions contemplated hereby.
          III. REPRESENTATIONS AND WARRANTIES OF SELLER
     As of the date hereof and as of the Closing Date, Seller represents and warrants to Buyer that the following facts and circumstances are and at all times up to the Closing Date will be true and correct, and hereby acknowledges that such facts and circumstances constitute the basis upon which Buyer has been induced to enter into and perform its obligations under this Agreement.
     3.1 Corporate Capacity. Seller is a nonprofit corporation, and is duly organized and validly existing in good standing under the laws of the State of Colorado. Seller has the requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to conduct its business as now being conducted.
     3.2 Corporate Powers; Consents; Absence of Conflicts With Other Agreements. The execution, delivery and performance of this Agreement by Seller, and all agreements referenced in or ancillary to this Agreement to which Seller is to become a party, and the consummation of the transactions contemplated herein by Seller:
          3.2.1 are within the corporate powers of Seller, are not in contravention of the terms of Seller’s articles of incorporation, bylaws or any amendments thereto and have been duly authorized by all requisite corporate action;
          3.2.2 except for any approvals or consents which must be obtained from the Attorney General of the State of Colorado (the “Attorney General”), do not require any approval or consent of, or filing with, any governmental agency or authority bearing on the validity of this Agreement which is required by law or the regulations of any such agency or authority;
          3.2.3 will neither conflict with nor result in any breach or contravention of, nor permit the acceleration of the maturity of, or the creation of any lien under, any indenture, mortgage, agreement, lease, contract, instrument or understanding to which Seller is a party or by which Seller is bound;
          3.2.4 will not violate any statute, law, rule or regulation of any governmental authority to which Seller may be subject; and

          3.2.5 will not violate any judgment, decree, order, writ or injunction of any court or governmental authority to which Seller may be subject.
     3.3 Binding Effect. This Agreement and all agreements to which Seller is or will become a party hereunder are and will constitute the valid and legally binding obligation of Seller and are and will be enforceable against Seller in accordance with the respective terms hereof and thereof, except as enforceability may be restricted, limited or delayed by applicable bankruptcy or other laws affecting creditors’ rights generally and except as enforceability may be subject to general principles of equity.
     3.4 Ownership of the LLC Interest. Seller owns and holds beneficially and of record good and marketable title to the LLC Interest, free and clear of any restrictions on transfer, liens, encumbrances, security interests, hypothecations, liabilities, taxes, agreements, claims and demands. Seller is not a party to any option, warrant, purchase right or other contract or commitment that could require Seller to sell, transfer or otherwise dispose of the LLC Interest or any portion thereof (other than this Agreement). Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of the LLC Interest. After giving effect to the transaction contemplated hereby, Seller shall not hold any rights to subscribe for or purchase any interest in the LLC.
     3.5 Action of Seller. To Seller’s knowledge (which for purposes of this Section 3.5 shall mean the actual knowledge of the individuals listed on Schedule 3.6), Seller has not taken any action as a member of the LLC which would subject the LLC or any of its members to any liability, claim, cost or expense.
     3.6 Compliance with Agreements. To Seller’s knowledge (which for purposes of this Section 3.6 shall mean the actual knowledge of the individuals listed on Schedule 3.6), Seller has complied in all material respects with all of the provisions of the Operating Agreement, that certain Management Services Agreement dated as of October 31, 1995 (as amended, the “Management Services Agreement”), by and between the LLC and HealthONE of Denver, Inc. and that certain Second Amended and Restated Affiliation Agreement dated as of November 1, 2008 (as amended, the “AAA”), by and between Seller and the LLC. Seller is not aware (which for purposes of this Section 3.6 shall mean the actual knowledge of the individuals listed on Schedule 3.6) of any non-compliance by the LLC, HCA or any of HCA’s affiliates under any provision of the Operating Agreement, the Management Services Agreement, the AAA or any of the other agreements described in Section 4.4 hereof.
     3.7 Brokers and Finders. Seller has not engaged any finder or broker in connection with the transactions contemplated hereunder.
     3.8 No Affiliates. Seller does not: (i) own or hold any equity or ownership interest in any Person, except for (A) Seller’s membership interest in the LLC and (B) passive investments that are part of Seller’s investment portfolio; or (ii) control any Person.
          IV. REPRESENTATIONS AND WARRANTIES OF BUYER
     As of the date hereof and as of the Closing Date, Buyer represents and warrants to Seller that the following facts and circumstances are and at all times up to the Closing Date will be true and correct, and hereby acknowledges that such facts and circumstances constitute the basis upon which Seller has been induced to enter into and perform its obligations under this Agreement.
     4.1 Corporate Capacity. Buyer is a corporation, and is duly organized and validly existing in good standing under the laws of the State of Colorado. Buyer has the requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to conduct its business as now being conducted.
     4.2 Corporate Powers; Consents; Absence of Conflicts With Other Agreements. The execution, delivery and performance of this Agreement by Buyer, and all agreements referenced in or ancillary to this Agreement to which Buyer is to become a party, and the consummation of the transactions contemplated herein by Buyer:
          4.2.1 are within the corporate powers of Buyer, are not in contravention of the terms of Buyer’s articles of incorporation, bylaws or any amendments thereto and have been duly authorized by all requisite corporate action;
          4.2.2 except for the approvals or consents which must be obtained from the Attorney General, do not require any approval or consent of, or filing with, any governmental agency or authority bearing on the validity of this Agreement which is required by law or the regulations of any such agency or authority;
          4.2.3 will neither conflict with nor result in any breach or contravention of, nor permit the acceleration of the maturity of, or the creation of any lien under, any indenture, mortgage, agreement, lease, contract, instrument or understanding to which Buyer is a party or by which Buyer is bound;
          4.2.4 will not violate any statute, law, rule or regulation of any governmental authority to which Buyer may be subject; and
          4.2.5 will not violate any judgment, decree, order, writ or injunction of any court or governmental authority to which Buyer may be subject.
     4.3 Binding Effect. This Agreement and all other agreements to which Buyer will become a party hereunder are and will constitute the valid and legally binding obligation of Buyer and are and will be enforceable against Buyer in accordance with the respective terms hereof and thereof, except as enforceability against Buyer may be restricted, limited or delayed by applicable bankruptcy or other laws affecting creditors’ rights generally and except as enforceability may be subject to general principles of equity.
     4.4 Compliance with Agreements. To Buyer’s knowledge (which for purposes of this Section 4.4 shall mean the actual knowledge of the individuals listed on Schedule 4.4), Affiliates of Buyer that are a party thereto have complied in all material respects with all of the provisions of the Operating Agreement, the Management Services Agreement, the AAA and the following agreements with various affiliates of HCA pursuant to which services are provided to the LLC: (i) Employee Agreement; (ii) Records Agreement; (iii) Computer and Data Processing Services Agreement; (iv) Agreement with HSS Systems, LLC (Houston) for Medical Staff and other Provider Applications; (v) Agency Agreement with Central Shared Services, LLC for

Supply Chain Services; (vi) Agreement with HTI Hospital Holdings, Inc. for physician management services; (vii) Agreement with HSS Systems, LLC for services provided by Dallas Revenue Service Center; and (viii) Agreement with HHS Virginia, LP for services provided by Richmond Revenue Service Center (Health Information Management Services). Buyer is not aware (which for purposes of this Section 4.4 shall mean the actual knowledge of the individuals listed on Schedule 4.4) of any non-compliance by Seller under any provision of the Operating Agreement, the Management Services Agreement or the AAA.
     4.5 Brokers and Finders. Buyer has not engaged any finder or broker in connection with the transactions contemplated hereunder.
     4.6 Acquisition for Investment. The LLC Interest being acquired by Buyer pursuant to the provisions of this Agreement is being acquired for Buyer’s own account, for investment and not with any view to a distribution or other disposition thereof involving a public offering within the meaning of the Securities Act of 1933, as amended.
     4.7 Action of Buyer. To Buyer’s knowledge (which for purposes of this Section 4.7 shall mean the actual knowledge of the individuals listed on Schedule 4.4), Buyer has not taken any action as a member of the LLC which would subject Seller to liability to any third Person.
V. NON-COMPETITION COVENANT
     5.1 Non-Competition Covenant. Seller recognizes and acknowledges that (i) Buyer’s entering into this Agreement is induced primarily because of the covenants and assurances made by Seller hereunder, (ii) the covenant not to compete of Seller is necessary to insure the continuation of the business of Buyer and the LLC subsequent to Closing, and (iii) irreparable harm and damage will be done to Buyer and the LLC in the event that Seller or any of its affiliates compete with Buyer or the LLC within the area or areas specified in this Section 5.1. Therefore, in consideration of the premises and as a necessary inducement for Buyer to enter into this Agreement and consummate the transactions set forth herein, for a period of five (5) years from and after the Closing Date, Seller shall not and shall cause its affiliates not to, directly or indirectly or in any capacity, own, manage, operate or control any general acute care hospitals, specialty hospitals, comprehensive rehabilitation facilities, rehabilitation agencies, diagnostic imaging centers, inpatient or outpatient psychiatric or substance abuse facilities, ambulatory or other types of surgery centers, home health agencies, physician practices, and outpatient oncology centers located in the State of Colorado. Notwithstanding the foregoing and for avoidance of doubt, Seller may continue to financially support educational activities under the AAA (as hereinafter defined) and to provide such other support to graduate medical education as Seller currently provides and as is set forth on Schedule 5.1, without being in breach of the foregoing covenant.
     5.2 Remedy for Breach. The Parties acknowledge and agree that any remedy at law for any breach of the provisions of Section 5.1 hereof would be inadequate, and Seller hereby consents to the granting by any court of competent jurisdiction of an injunction or other equitable relief restraining any breach or threatened breach thereof, without the necessity of posting a bond, cash or otherwise, and without the necessity of actual monetary loss being proved or establishing the inadequacy of any remedy at law. Additionally, Buyer shall be entitled to seek specific performance of Seller’s obligations under Section 5.1 in the event of any breach or threatened breach of Section 5.1 by Seller. Injunctive relief and specific performance shall be the sole remedies available to Buyer for a breach or threatened breach of Section 5.1 by Seller. To the extent that a court of competent jurisdiction determines that this Article V is illegal, invalid or unenforceable in any respect, the illegal, invalid or unenforceable provision shall be reformed in accordance with Section 10.10 hereof.
VI. ADDITIONAL AGREEMENTS
     6.1 Waiver and Release of Claims by Seller. As of Closing, Seller shall execute and deliver to the LLC and Buyer a Waiver and Release of Claims in substantially the form of Exhibit A hereto, pursuant to which Seller shall (i) waive and release any and all claims Seller may have, directly, indirectly or derivatively through the LLC, against the LLC, HCA or any of HCA’s affiliates relating to HCA’s affiliates’ ownership in, management of, provision of services to, or contractual or other relationships with, the LLC, as well as the LLC’s operations and any acts or omissions of the LLC through the Closing Date, except for claims resulting from a breach of the representations and warranties set forth in Article IV hereof and (ii) waive and relinquish any and all right, title and interest to any rights, privileges or benefits under each of the agreements described in Section 4.4 hereof, except as provided in Section 6.10 hereof and in the AAA.
     6.2 Waiver and Release of Claims by Buyer. As of Closing, HCA shall execute and deliver to Seller a Waiver and Release of Claims in substantially the form of Exhibit B hereto, pursuant to which HCA shall waive and release any and all claims HCA or its affiliates may have against Seller relating to Seller’s ownership of the LLC Interest or the provision of services, if any, to, the LLC, except for claims resulting from a breach of the representations and warranties of Seller set forth in Article III.
     6.3 Board of Trustees. For a period of ten (10) years from and after the Closing Date, the LLC shall maintain a Board of Trustees (“Board”) for purposes of providing community perspective and advice in connection with the operations of the LLC and satisfying the requirements of The Joint Commission. The Board shall have the rights and shall exercise the responsibilities set forth in the Board of Trustee Bylaws attached hereto as Exhibit C (the “Bylaws”). On the Closing Date, Buyer shall cause the LLC to appoint sixteen (16) individuals to the Board in accordance with the Bylaws. For avoidance of doubt, and as articulated in the Bylaws, HCA, the LLC and the board of managers of the LLC shall have ultimate responsibility and authority for and control over all aspects of ownership and operation of the Hospitals and the LLC facilities; and the Board’s authority to veto decisions of the LLC or to cause the LLC to take, or refrain from taking, certain actions is limited to those matters set forth in Section 2.2.1 of the Bylaws. The Bylaws cannot be amended except as provided therein. The Parties expressly acknowledge that Fundamental Provisions (as defined in the Bylaws) are fully incorporated into, and are essential components of the consideration included in this Agreement and are enforceable contractual terms of and between the Parties. In the event that Seller alleges that the Bylaws are not being observed, Seller, as its sole remedy, shall be entitled to seek specific performance of the Bylaws. The remedy of specific performance shall be the sole remedy of Seller for non-compliance with the Bylaws and Seller shall not, and hereby waives any rights it might have to, pursue any other remedies available at law, in equity or otherwise. At any time after the tenth (10th) anniversary of the Closing Date, the LLC may amend and restate the Bylaws in their entirety at the election and in the sole discretion of the LLC to accomplish, among other things, the elimination of the rights of Seller and the Community Trustees (as defined in the Bylaws) described herein and in the Bylaws. Additionally, the LLC may remove and replace any member of the Board or any committee of the Board, with or without cause, at any time on or after the tenth (10th) anniversary of the Closing Date.
     6.4 Community Benefit Program. For a period of ten (10) years from and after the Closing Date, the LLC will, absent a vote by not less than seventy—five percent (75%) of the full Board (a “Super Majority Approval”), continue to fund Community Benefit Programs in at least the amount of $12,000,000 per fiscal year of the Company. As used herein, Community Benefit Programs means those programs and activities reported on in the LLC’s annual reports to the community for the fiscal year of the Company ended December 31, 2010 (a copy of which is attached hereto as Schedule 6.4) and any other similar activities, including cash donations to charities, community health education, and community building activities, and excluding uncompensated care, charity care, uninsured discounts, bad debts, sales and property taxes, and health professional education.
     6.5 Indigent/Charity Care. For a period of ten (10) years from and after the Closing Date, the LLC will, absent Super Majority Approval, continue to operate under the charity care and uninsured discount policies of the LLC attached hereto as Schedule 6.5. Additionally, and during such ten (10) year period, the LLC will post charity care and uninsured discount policies in patient care areas and on its websites. The uninsured discounts will be applied consistently with current LLC practices.
     6.6 Academic Affiliation Agreement. As of Closing, the LLC and Seller shall enter into an amendment to the AAA in substantially the form of Exhibit D hereto.
     6.7 Medicare Participation. For a period of ten (10) years from and after the Closing Date, the LLC will continue to participate as a Medicare provider at each of the facilities controlled by the LLC and which accepted Medicare patients during fiscal year 2011 as identified on Schedule 6.7 (the “Medicare Participating Facilities”). Nothing herein shall prevent the LLC from closing any Medicare Participating Facility and ceasing participation in the Medicare program as a consequence thereof. Except as provided below, in no event will any Medicare Participating Facility be required at any time to (i) enter into a reimbursement or other payor agreement with any non-governmental entities to provide coverage or services to Medicare patients (e.g., Medicare Advantage) or (ii) enter into an agreement or participate in a program with an entity (governmental or otherwise) where the rates or material terms of reimbursement to the LLC for services rendered to patients are subject to negotiation between the LLC and such entity. In the event that the current Medicare fee for service program is discontinued and replaced by the Centers for Medicare and Medicaid Services or any other federal or state governmental authority and such replacement program (i) is implemented on a nationwide basis or on a statewide basis and (ii) reimburses providers based upon a uniform, formulaic basis that is not subject to negotiation by the providers, then the Medicare Participating Facilities shall continue to participate in such program as contemplated by this Section 6.7. Additionally, if the current Medicare fee for service program is discontinued and replaced by the Centers for Medicare and Medicaid Services or any other federal or state governmental authority by another program pursuant to which reimbursement rates or other material terms of such program are subject to negotiation, the Medicare Participating Facilities will participate with at least one (1) contracting entity in such program so long as the aggregate rates of reimbursement negotiated by the LLC for the Medicare Participating Facilities are no less than the aggregate rates of reimbursement received by the Medicare Participating Facilities during the fiscal year of the LLC immediately preceding the year in which such reimbursement rates are agreed upon, adjusted for changes in the Consumer Price Index — All Urban Consumers — Medical Care Services as published by the Bureau of Labor Statistics of the United States Department of Labor (the “CPI”) from its level at the beginning of such preceding fiscal year of the LLC to the date such rates of reimbursement are agreed upon.
     6.8 Medicaid Participation. For a period of five (5) years from and after the Closing Date, the LLC will participate as a Medicaid provider at each of the facilities controlled by the LLC and which accepted Medicaid patients during fiscal year 2011 as identified on Schedule 6.8 (the “Medicaid Participating Facilities”). Nothing herein shall prevent the LLC from closing any Medicaid Participating Facility and ceasing participation in the Medicaid program as a consequence thereof. For an additional five (5) year period after the expiration of the initial five (5) year period, the LLC will continue to participate as a Medicaid provider at each of the Medicaid Participating Facilities. Notwithstanding the foregoing, if LLC management determines, in its sole discretion, that Medicaid funding for one (1) or more of the Medicaid Participating Facilities has been or will be, based upon an approved Medicaid budget, materially reduced (as compared to 2011 Medicaid funding for the Medicaid Participating Facilities (expressed as Medicaid net revenue per Medicaid adjusted admission), adjusted for changes in the CPI from its level as of the Closing Date to the date of the approved budget) at any time during that five (5) year period, LLC management will conduct a community needs assessment to determine the impact on the community if the LLC were to no longer accept Medicaid and a financial analysis to determine the financial impact to the LLC of such reductions. If LLC management, in its sole discretion, determines that the financial impact to the LLC of such reductions is material, then LLC management may recommend to the Board that the LLC no longer participate in the Medicaid program at one (1) or more of the Medicaid Participating Facilities. The results of the community needs assessment and the financial impact assessments shall be presented to the Board along with LLC management’s recommendations. Only upon receipt of a Super Majority Approval of the Board, the LLC may thereafter cease participation in the Medicaid program at one (1) or more of the Medicaid Participating Facilities consistent with the Board’s approval. Within thirty (30) days after the LLC has received an audit of its financial statements for the fiscal year ending December 31, 2011, the LLC shall deliver to the Foundation its calculation of the Medicaid net revenue per Medicaid adjusted admission, which calculation shall be based upon such audited financial statements Except as provided below, in no event will any Medicaid Participating Facility be required at any time to (i) enter into a reimbursement or other payor agreement with any non-governmental entities to provide coverage or services to Medicaid patients (e.g., managed Medicaid) or (ii) enter into an agreement or participate in a program with an entity (governmental or otherwise) where the rates or material terms of reimbursement to the LLC for services rendered to patients are subject to negotiation between the LLC and such entity. In the event that the current Medicaid fee for service program is discontinued and replaced by the Centers for Medicare and Medicaid Services or any other federal or state governmental authority and such replacement program (i) is implemented on a statewide basis, (ii) reimburses providers based upon a uniform, formulaic basis that is not subject to negotiation by the providers, and (iii) does not include discriminatory reductions in state or federal funding and reimbursement to the Medicaid Participating Facilities that are disproportionate to reductions in funding and reimbursement to providers that are similarly situated to the Facilities in the State of Colorado (e.g., healthcare facilities that are owned or operated by Denver-based nonprofit, non-governmental, non-specialty hospital health systems or organizations), then the Medicaid Participating Facilities shall continue to participate in such program as contemplated by this Section 6.8. Additionally and subject to the provisions of this Section 6.8, if the current Medicaid fee for service program is discontinued and replaced by the Centers for Medicare and Medicaid Services or any other federal or state governmental authority by another program pursuant to which reimbursement rates or other material terms of such program are subject to negotiation, the Medicaid Participating Facilities will participate with at least one (1) contracting entity in such program so long as the aggregate rates of reimbursement negotiated by the LLC for the Medicaid Participating Facilities are no less than the aggregate rates of reimbursement received by the Medicaid Participating Facilities during the fiscal year of the LLC immediately preceding the year in which such reimbursement rates are agreed upon, as adjusted for changes in the CPI from its level at the beginning of such preceding fiscal year of the LLC to the date such rates of reimbursement are negotiated.
     6.9 License of HealthONE Name. As of Closing, the LLC and Seller shall enter into an Amended and Restated Trademark License Agreement in substantially the form of Exhibit E hereto.
     6.10 LLC Operating Agreement. Notwithstanding that Seller shall no longer be a member of the LLC and shall no longer enjoy or be entitled to any of the rights, privileges or benefits of a member under the Operating Agreement after the consummation of the transactions described herein, Seller shall (i) be entitled to the benefits of the existing indemnity provisions of the Operating Agreement pertaining to members of the LLC from and after Closing, including those set forth in Section 9.2 of the Operating Agreement (Limitation of Liability) which shall continue in accordance with their terms after Closing and (ii) continue to be subject to, bound by and to observe the provisions of Section 18.1 of the Operating Agreement (Confidentiality of Agreement), the provisions of which Section 18.1 are incorporated herein by this reference for all purposes.
     6.11 Continuation of Covenants. If the LLC shall sell, lease or otherwise transfer any of the Hospitals prior to the expiration of the covenants set forth in Sections 6.4, 6.5, 6.6, 6.7, 6.8 and 6.13, the LLC will cause the purchaser, lessee or transferee of such Hospitals to agree to comply with such covenants: provided, however, that the obligation to cause a purchaser, lessee or transferee to assume the obligations set forth in Section 6.6 will not apply to transactions involving a Hospital that does not participate in the AAA. The financial obligation of the LLC set forth in Section 6.4 shall be reduced dollar for dollar by the amount of such obligation assumed by the purchaser, lessee or transferee of any Hospital.
     6.12 Further Acts and Assurances. Seller, at any time and from time to time at and after the Closing, upon request of Buyer, shall take any and all steps necessary to place Buyer in possession and control of all right, title and interest in and to the LLC Interest, and will do, execute, acknowledge and deliver, or will cause to be done, executed, acknowledged and delivered, all such further acts, assignments, transfers, conveyances, powers of attorney and assurances as may be required or requested to more effectively transfer and assign to Buyer, or to its successors or assigns, or to reduce to possession, any or all right, title and interest in and to the LLC Interest and to carry out the purposes and intent of this Agreement.
     6.13 Compliance with Covenants Report. The LLC will post on its website, an annual report with respect to the LLC’s compliance with all covenants of the LLC hereunder. The annual report for the preceding fiscal year shall be posted no later than 180 days after fiscal year end of the LLC. Prior to posting such annual report on its website, the LLC shall present the annual report at a meeting of the Board. The LLC will continue such annual postings for ten (10) years beginning with the posting of the first annual report no later than June 30, 2012 (for the period from the Closing Date through December 31, 2011). The tenth and final annual report shall be posted no later than June 30, 2022 (for the period ending on the tenth (10th) anniversary of the Closing Date) and shall remain posted on the website for six (6) months.
     6.14 Post-Closing Cooperation of LLC. For a period of fifteen (15) months after Closing, the LLC, consistent with historical practices, will provide Seller with the necessary information to complete its tax and other governmental filing requirements consistent with Seller’s historical practices. In addition and for a period of fifteen (15) months after Closing, the LLC, consistent with historical practices, will provide reasonable access to its books and records, during normal business hours, for Seller to complete its annual financial reporting, accounting and audit procedures consistent with Seller’s historical practices.
     6.15 Exclusivity. From and after the date of the execution and delivery of this Agreement by Seller until the earlier of Closing or the termination of this Agreement, Seller shall not (and will not permit any affiliate or any other Person acting for or on behalf of Seller or any of its affiliates), without the prior written consent of Buyer, directly or indirectly: (i) offer for sale all or a material portion of the LLC Interest; (ii) solicit offers to buy all or any material portion of the LLC Interest; (iii) hold discussions with any Person (other than Buyer) looking toward such an offer or solicitation; (iv) enter into any agreement with any Person (other than Buyer) with respect to the sale or other disposition of the all or a material portion of the LLC Interest. For avoidance of doubt, this Section 6.15 shall not in any way limit the restrictions on transfer applicable to the LLC Interest set forth in the Operating Agreement. If Seller or any such affiliate or any such Person acting for or on its or their behalf receives from any Person (other than from Buyer or a representative thereof) any offer, inquiry or informational request referred to above, Seller will promptly advise such Person, by written notice, of the terms of this Section 6.15, shall reject such offer, inquiry or proposal and will promptly communicate to Buyer the terms and conditions of any offer or inquiry concerning any such offer, inquiry or proposal.
     6.16 Termination Prior to Closing. Notwithstanding anything herein to the contrary, this Agreement may be terminated at any time: (i) on or prior to the Closing Date by mutual consent of Buyer and Seller; (ii) on the Closing Date by Buyer if any of the conditions specified in Article VII of this Agreement have not been satisfied and satisfaction of such condition shall not have been waived by Buyer; (iii) on the Closing Date by Seller if any of the conditions specified in Article VIII of this Agreement have not been satisfied and satisfaction of such condition shall not have been waived by Seller; (iv) on the Closing Date by Seller if the LLC has materially breached its obligation under Section 6.18 hereof; provided, however, that Seller shall have provided Buyer with a written notice describing the material breach in reasonable detail and such material breach shall have remained uncured for a period of twenty (20) days after Buyer’s receipt of such written notice (and if such twenty (20) day cure period extends beyond the Closing Date as specified in Section 2.1 hereof or October 31, 2011, the Closing Date, and, if applicable, the date specified in Section 6.16(v) hereof, shall be extended to the date the cure period expires); and (v) by Buyer or Seller if the Closing shall not have taken place on or before 11:59 p.m. on October 31, 2011 (which date may be extended by mutual agreement of Buyer and Seller), unless the Party desiring to terminate as above provided is in default hereunder.
     If this Agreement is validly terminated pursuant to this Section 6.16, this Agreement (other than Section 10.2 and 10.14) will immediately become null and void, and there will be no liability or obligation on the part of the Parties hereto (or any of their respective officers, directors, managers, members partners, employees, agents or other representatives or affiliates); provided, however, that if this Agreement is terminated due to the breach of one of the Parties to this Agreement then such breaching party shall remain liable to the non-breaching Party for such breach existing at the time of such termination and such non-breaching Party may seek any remedies, including damages and attorneys fees, against the breaching Party with respect to such breach as are provided in this Agreement or as are otherwise available at law or in equity.
     6.17 Monthly Distributions. Except as provided in Section 1.4, between the date hereof and the Closing Date, the LLC shall make monthly distributions to its members in accordance with the Operating Agreement and the distribution guidelines of the LLC in 2010 and 2011 through the date hereof consistent with the LLC’s current distribution policies and practices. A copy of the distribution guidelines is attached as Schedule 6.17 hereto.
     6.18 Ordinary Course. Between the date hereof and the Closing Date, the LLC shall operate in the ordinary course of business consistent with past practices.
          VII. CONDITIONS PRECEDENT TO OBLIGATIONS OF BUYER
     Notwithstanding anything herein to the contrary, the obligations of Buyer to consummate the transactions described herein are subject to the fulfillment, on or prior to the Closing Date, of the following conditions precedent unless (but only to the extent) waived in writing by Buyer at Closing:
     7.1 Representations/Warranties. The representations and warranties of Seller contained in this Agreement shall be true when made and on and as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date. Each and all of the terms, covenants and conditions of this Agreement to be complied with or performed by Seller on or before the Closing Date pursuant to the terms hereof shall have been duly complied with and performed.
     7.2 Attorney General Approval. Seller shall have received the approval or consent of the Attorney General to consummate the transactions described herein, and such approval or consent shall not require any changes to this Agreement or to the operations of the LLC.
     7.3 Action/Proceeding. No preliminary or permanent injunction or other order by any federal or state court of competent jurisdiction that makes illegal or otherwise prevents the consummation of the transactions contemplated herein shall have been issued and shall remain in effect.
     7.4 Closing Documents. Seller shall have executed and delivered to Buyer all of the documents, agreements and certificates required to be executed or delivered by Seller pursuant to any term or provision of this Agreement.
     7.5 No Change in Law. There shall have been no law, statute, rule or regulation, proposed, enacted or promulgated which would make the consummation of the transactions contemplated in this Agreement illegal.
     7.6 Catastrophic Event. The Facilities shall not have been materially damaged or destroyed, and there shall not have been any material adverse change in the economic conditions or capital markets generally in the United States.
          VIII. CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER
     Notwithstanding anything herein to the contrary, the obligations of Seller to consummate the transactions described herein are subject to the fulfillment, on or prior to the Closing Date, of the following conditions precedent unless (but only to the extent) waived in writing by Seller at Closing:
     8.1 Representations/Warranties. The representations and warranties of Buyer contained in this Agreement shall be true when made and as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date. Each and all of the terms, covenants and conditions of this Agreement to be complied with or performed by Buyer on or before the Closing Date pursuant to the terms hereof shall have been duly complied with and performed.
     8.2 Attorney General Approval. Seller shall have received the approval or consent of the Attorney General to consummate the transactions described herein, and such approval or consent shall not require any changes to this Agreement or to the operations of the LLC.
     8.3 Action/Proceeding. No preliminary or permanent injunction or other order by any federal or state court of competent jurisdiction that makes illegal or otherwise prevents the consummation of the transactions contemplated herein shall have been issued and shall remain in effect.
     8.4 Purchase Price/Closing Documents. Buyer shall have paid the Purchase Price to Seller by wire transfer in immediately available federal funds and shall have executed and delivered to Seller all documents, agreements and certificates required to be executed or delivered by Buyer pursuant to any terms or provision of this Agreement.
     8.5 No Change in Law. There shall have been no law, statute, rule or regulation, proposed, enacted or promulgated which would make the consummation of the transactions contemplated in this Agreement illegal.

IX. INDEMNIFICATION
     9.1 Indemnification by Seller. Subject to and to the extent provided in this Article IX, Seller shall indemnify and hold harmless Buyer and its affiliates and each of their respective members, officers, managers, directors, employees, agents, attorneys and representatives (collectively, “Buyer Indemnified Persons”) from and against any damages, claims, costs, losses (which shall include any diminution in value), liabilities, expenses or obligations (including, without limitation, interest, penalties, costs of preparation and investigation, reasonable attorneys’, accountants’ and other professional advisors’ fees and associated expenses) (collectively, “Losses”) incurred or suffered by any Buyer Indemnified Person, directly or indirectly, as a result of or arising from any inaccuracy in any respect in any representation or warranty of Seller, whether or not Buyer Indemnified Persons relied thereon or had knowledge thereof, set forth in this Agreement or in any certificate or other agreement or document delivered or to be delivered pursuant hereto.
     9.2 Indemnification by Buyer. Subject to and to the extent provided in this Article IX, Buyer shall indemnify and hold harmless Seller and its affiliates and each of their respective members, officers, managers, directors, employees, agents, attorneys and representatives (collectively “Seller Indemnified Persons”) from and against any Losses incurred or suffered by any Seller Indemnified Person, directly or indirectly, as a result of or arising from any inaccuracy in any respect in any representation or warranty of Buyer, whether or not Seller Indemnified Persons relied thereon or had knowledge thereof, set forth in this Agreement or in any certificate or other document or agreement delivered or to be delivered pursuant hereto.
     9.3 Notice and Procedure. All claims for indemnification by any Person against whom claims of indemnification are being asserted (an “Indemnifying Party”) under any provision of Article IX hereof shall be asserted and resolved as follows:
          9.3.1 In the event that any Person has a claim for indemnification hereunder (an “Indemnified Party”), the Indemnified Party shall deliver an Indemnity Notice (as hereinafter defined) with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party to give the notice referred to in the preceding sentence shall not impair such party’s rights hereunder except to the extent that an Indemnifying Party demonstrates that it has been irreparably prejudiced thereby.
          9.3.2 If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days following its receipt of an Indemnity Notice that the Indemnifying Party disputes its liability to the Indemnified Party hereunder, such claim specified by the Indemnified Party will be conclusively deemed an indemnification liability of the Indemnifying Party hereunder and the Indemnifying Party shall pay the amount of such liability to the Indemnified Party within thirty (30) days following its receipt of an Indemnity Notice, or on such later date on which the amount of the claim becomes finally determined. If the Indemnifying Party has timely disputed its liability with respect to such claim, as provided above, the Indemnifying Party and the Indemnified Party agree to proceed in good faith to negotiate a resolution of such dispute within sixty (60) days following receipt of an Indemnity Notice. If the Indemnifying Party and the Indemnified Party fail to negotiate a resolution within such sixty (60) day period, the Parties may seek any remedies available at law or in equity.

          9.3.3 The term “Indemnity Notice” shall mean written notification of a claim for indemnity under this Article IX, specifying the nature of and specific basis for such claim and, to the extent then feasible, the amount or the estimated amount of such claim.
          9.3.4 Any estimated amount of a claim submitted in an Indemnity Notice shall not be conclusive of the final amount of such claim.
     9.4 Limitation of Liabilities for Certain Breaches. Neither Party shall be responsible for or have any obligation to indemnify, defend or hold harmless the other Party or any other Person for, and neither Party shall be entitled to recover, special, consequential, punitive, exemplary, incidental or indirect damages, costs, expenses, charges or claims for breaches of the representations set forth in Section 3.6 or Section 4.4, and all damages to which a Party shall be entitled hereunder for breaches of Section 3.6 or Section 4.4 by the other Party shall be limited to actual damages suffered or incurred by such non-breaching Party.
     9.5 Survival. The representations and warranties contained in or made pursuant to this Agreement shall survive the Closing indefinitely; provided, however, that the representations and warranties set forth in Section 3.6 and Section 4.4 shall survive the Closing for a period of one (1) year.
     9.6 Interest. Any indemnification amount due to a Party which is not paid by the 60th day after the receipt of an Indemnity Notice shall bear interest from the date of receipt of an Indemnity Notice until paid at a rate equal to the prime rate of interest, as published from time to time in The Wall Street Journal, plus two percent (2%).
X. GENERAL
     10.1 Consents and Discretion. Except as herein expressly provided to the contrary, whenever this Agreement requires any consent to be given by either Party or either Party must or may exercise discretion, the Parties agree that such consent shall not be unreasonably withheld or delayed and such discretion shall be reasonably exercised.
     10.2 Expenses; Legal Fees and Costs.
          10.2.1 All expenses of the preparation of this Agreement and of the consummation of the transactions set forth herein, including, without limitation, counsel fees, accounting fees, investment advisor’s fees and disbursements, shall be borne by the Party incurring such expense, whether or not such transactions are consummated.
          10.2.2 Seller shall pay for all documentary stamp taxes, surcharges, transfer taxes and sales and use taxes arising out of the transfer of the LLC Interest to Buyer;
          10.2.3 In the event either Party elects to incur legal expenses to enforce or interpret any provision of this Agreement by judicial means, the prevailing Party will be entitled to recover such legal expenses, including, without limitation, attorneys’ fees, costs and necessary disbursements, in addition to any other relief to which such Party shall be entitled.

     10.3 Choice of Law. The parties agree that this Agreement shall be governed by and construed in accordance with the laws of the State of Colorado without regard to such state’s conflicts of laws rules.
     10.4 Remedies for Breach of Covenants. In the event that Seller alleges that Buyer, the LLC or any of their affiliates has not complied with any covenant of Buyer or the LLC hereunder, Seller, as its sole remedy, shall be entitled to seek specific performance of such covenant. Specific performance shall be the sole remedy of Seller hereunder for alleged breaches of covenants, and Seller shall not, and hereby waives any rights it might have to, pursue any other remedies available at law, in equity or otherwise.
     10.5 Benefit/Assignment. Subject to provisions herein to the contrary, this Agreement shall inure to the benefit of and be binding upon the Parties and their respective legal representatives, successors and permitted assigns; provided, however, that neither Party may assign this Agreement without the prior written consent of the other Party, which consent shall be not unreasonably withheld, except that Buyer may, without the prior written consent of Seller, assign its rights and delegate its duties hereunder to one or more of its affiliates, which entity thereafter shall become Buyer hereunder. For avoidance of doubt, Persons that are not affiliates of Buyer to which any facility operated by the LLC is transferred shall not be subject to or bound by any of the terms or provisions of this Agreement except as provided in Section 6.11 hereof.
     10.6 Accounting Date. The transactions contemplated hereby shall be effective for accounting purposes on the Closing Date, unless otherwise agreed in writing by Seller and Buyer.
     10.7 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of Buyer and Seller and their respective permitted successors or assigns, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other person or entity.
     10.8 Waiver of Breach. The waiver by either Party of a breach or violation of any provision of this Agreement shall not operate as, or be construed to constitute, a waiver of any subsequent breach of the same or other provision hereof. All remedies, either under this Agreement, at law, in equity or otherwise afforded, will be cumulative and not alternative.
     10.9 Notices. Any notice, demand or communication required, permitted, or desired to be given hereunder shall be deemed effectively given when personally delivered, when received by telegraphic or other electronic means (including facsimile and telex), when delivered by overnight courier or five (5) days after being deposited in the United States mail, with postage prepaid thereon, certified or registered mail, return receipt requested, addressed as follows:

If to Seller:	HealthOne, d/b/a The Colorado Health Foundation 501 South Cherry Street Suite 1100 Denver, Colorado 80246-1325 Attn: President and CEO Facsimile: (303) 322-4176

With simultaneous copy (which shall not constitute notice) to: If to Buyer:

Proskauer
Three First National Plaza
70 West Madison
Chicago, Illinois 60602-4342
Attn: Monte Dube
Facsimile: (312) 962-3551

c/o HCA Inc.
One Park Plaza
Nashville, Tennessee 37203
Attn: Senior Vice-President — Development
Facsimile: (615) 344-2086

With simultaneous copy (which shall not constitute notice) to:	HCA Inc. One Park Plaza Nashville, Tennessee 37203 Attn: General Counsel Facsimile: (615) 344-2898
or to such other address or number, and to the attention of such other person or officer, as any Party may designate, at any time, in writing in conformity with these notice provisions.
     10.10 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of Buyer or Seller under this Agreement will not be materially and adversely affected thereby: (a) such provision will be fully severable; (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof; (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance here from; and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

     10.11 Gender and Number. Whenever the context of this Agreement requires, the gender of all words herein shall include the masculine, feminine and neuter, and the number of all words herein shall include the singular and plural.
     10.12 Divisions and Headings. The Table of Contents, the divisions of this Agreement into sections and subsections and the use of captions and headings in connection therewith are solely for convenience and shall have no legal effect in construing the provisions of this Agreement.
     10.13 Time of Essence. Time is of the essence in the performance of this Agreement.
     10.14 Confidentiality. The Confidentiality Agreement dated as of March 28, 2011 (the “Confidentiality Agreement”), by and between Seller and HCA shall remain in full force and effect. It is understood by the Parties that the information, documents and instruments delivered to Buyer by Seller or Seller’s agents and the information, documents and instruments delivered to Seller by Buyer or Buyer’s agents, including, without limitation, this Agreement and all agreements and documents referenced herein or executed and delivered by the Parties at Closing, are of a confidential and proprietary nature. Each of the Parties hereto agrees that both prior and subsequent to Closing it will maintain the confidentiality of all such confidential information, documents or instruments delivered to it by the other Party or its agents in connection with the negotiation of this Agreement or in compliance with the terms, conditions and covenants hereof and shall not disclose such information, documents and instruments without the written consent of the other Party except: (i) to its duly authorized officers, managers, directors, representatives and agents; (ii) as compelled to disclose by judicial or administrative process (including, without limitation, in connection with obtaining the Attorney General approval necessary to consummate the transactions contemplated hereby) or by other requirements of law; or (iii) as disclosed in an action or proceeding brought by a Party in pursuit of its rights or in the exercise of its remedies hereunder. Each of the Parties further agrees that if the transactions contemplated hereby are not consummated, it will return all such documents and instruments and all copies thereof in its possession to the other Party. Each of the Parties recognizes that any breach of this Section 10.14 would result in irreparable harm to the other Party and its affiliates and that therefore either Seller or Buyer shall be entitled to an injunction to prohibit any such breach or anticipated breach, without the necessity of proving actual damages or posting a bond, cash or otherwise, in addition to all of the other legal and equitable remedies available to it. Nothing in this Section 10.14 shall prohibit the use of such confidential information, documents or information for such governmental filings as in the mutual opinion of Buyer’s counsel and Seller’ counsel are (i) required by law or governmental regulations or (ii) otherwise appropriate.
     10.15 Drafting. No provision of this Agreement shall be interpreted for or against either Party on the basis that such Party was the draftsman of such provision, each Party having participated equally in the drafting hereof, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.
     10.16 Interpretation. In this Agreement, unless the context otherwise requires:

          10.16.1 references to this Agreement are references to this Agreement and to the Schedules and Exhibits hereto;
          10.16.2 references to Articles and Sections are references to articles and sections of this Agreement;
          10.16.3 references to either Party to this Agreement shall include references to its respective successors and permitted assigns;
          10.16.4 references to a judgment shall include references to any order, writ, injunction, decree, determination or award of any court or tribunal;
          10.16.5 the term “Person” shall mean any individual, corporation, body corporate, association, partnership, limited liability company, firm, joint venture, trust, association, governmental agency, governmental entity or other similar entity;
          10.16.6 the terms “hereof,” “herein,” “hereby,” and derivative or similar words will refer to this entire Agreement;
          10.16.7 the term “date hereof” and derivative or similar terms shall mean the date set forth in the first paragraph of this Agreement;
          10.16.8 references to any document (including this Agreement) are references to that document as amended, consolidated, supplemented, novated or replaced by the parties from time to time;
          10.16.9 references to any law are references to that law as of the Closing Date, unless clearly indicated otherwise, and shall also refer to all rules and regulations promulgated thereunder, unless the context requires otherwise;
          10.16.10 the word “including” shall mean including, without limitation;
          10.16.11 references to time are references to Mountain Standard or Daylight time (as in effect on the applicable day) unless otherwise specified herein; and
          10.16.12 the word “affiliate” shall mean, as to the Person in question, any Person that directly or indirectly controls, is controlled by, or is under common control with, the Person in question and any successors or assigns of such Person; and the term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.
     10.17 Definitions. The terms listed below are defined elsewhere in this Agreement and, for ease of reference, the Section containing the definition of each such term is set forth opposite such term.

Term	Section
AAA	3.6
affiliate	10.16.12
Agreement	Opening Paragraph
Attorney General	3.2.2
Board	6.3
Buyer	Opening Paragraph
Buyer’s Indemnified Persons	9.1
Bylaws	6.3
Closing	2.1
Closing Date	2.1
Confidentiality Agreement	10.14
control	10.16.12
CPI	6.7
date hereof	10.16.7
HCA	2.3.6
hereby	10.16.6
herein	10.16.6
hereof	10.16.6
Hospitals	Recitals
including	10.16.10
Indemnified Party	9.3.1
Indemnifying Party	9.3
Indemnity Notice	9.3.3
LLC	Recitals
LLC Interest	Recitals
Losses	9.1
Management Services Agreement	3.6
Medicaid Participating Facilities	6.9
Medicare Participating Facilities	6.7
Operating Agreement	Recitals
Parties	Opening Paragraph
Party	Opening Paragraph
Person	10.16.5
Purchase Price	1.3
Redeemed Units	1.1
Redemption Price	1.1
Seller	Opening Paragraph
Seller Indemnified Persons	9.2
Seller’s Board	Recitals
Super Majority Approval	6.4
     10.18 Multiple Counterparts. This Agreement may be executed in two or more counterparts, each and all of which shall be deemed an original. The facsimile signature of any

Party or any agreement or certificate delivered in connection with the consummation of the transactions described herein or a PDF copy of the signature of any Party or any agreement or certificate delivered in connection with the consummation of the transactions described herein delivered by electronic mail for purposes of execution or otherwise, is to be considered to have the same binding effect as the delivery of an original signature on an original contract.
     10.19 Entire Agreement/Amendment. This Agreement supersedes all previous contracts (other than the Confidentiality Agreement) and constitutes the entire agreement of every kind or nature existing between the Parties in respect of the within subject matter and no Party shall be entitled to benefits other than those specified herein. As between the Parties, no oral statement or prior written material not specifically incorporated herein shall be of any force and effect. The Parties specifically acknowledge that in entering into and executing this Agreement, the Parties rely solely upon the representations and agreements contained in this Agreement and the agreements referenced herein, and no others. All prior representations or agreements, whether written or oral, not expressly incorporated herein are superseded unless and until made in writing and signed by each of the Parties hereto. The representations and warranties set forth in this Agreement shall survive the Closing and remain of full force and effect as provided in Article IX hereof, and shall survive the execution and delivery of all other agreements described, referenced or contemplated herein and shall not be merged herewith or therewith. No terms, conditions, warranties or representations, other than those contained herein and no amendments or modifications hereto, shall be binding unless made in writing and signed by the Party to be charged.
[Signature Pages Follow]

     IN WITNESS WHEREOF, the Parties hereto have caused this Membership Interest Purchase Agreement to be executed in multiple originals by their duly authorized officers, all as of the day and year first above written.

SELLER:	HEALTHONE D/B/A THE COLORADO HEALTH FOUNDATION

	By:	/s/ Anne Warhover
Anne Warhover, President and CEO

BUYER:	HEALTHONE OF DENVER, INC.

	By:	/s/ Joe A. Sowell III
Joe A. Sowell III, Vice President
[Signature Page]

JOINDER
     HCA — HealthOne, LLC, a Colorado limited liability company (the “LLC”), joins in the execution of this Agreement solely for the purposes of agreeing to comply with and perform the agreements and covenants of the LLC set forth in Sections 1.1, 1.4, 2.3.1 and 2.3.3 and Article VI hereof.

HCA — HEALTHONE, LLC
By:	HealthONE of Denver, Inc., Manager

By: /s/ Samuel N. Hazen Samuel N. Hazen, President

HCA HOLDINGS, INC. GUARANTY
     FOR AND IN CONSIDERATION of the execution and delivery of this Agreement by Seller, HCA Holdings, Inc., a Delaware corporation, hereby unconditionally guarantees the performance by Buyer, a wholly-controlled affiliate of HCA Holdings, Inc., of Buyer’s obligations under the Agreement.

HCA HOLDINGS, INC.
By:	/s/ Samuel N. Hazen
Samuel N. Hazen,
President of Operations

[Joinder and Guaranty]